EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended June 30, 2016, the Davidson Multi-Cap Equity Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed Net Investment Income/(Loss): $(253,574)
Accumulated Net Realized Gain/(Loss): $253,574

The reclassifications have no effect on net assets or net asset value per share.